[redacted]

08027434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MFR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

675 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Ramirez 212-416-5036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue (Address) New Canaan (City) CT (State) 06840 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

SEC
Mail Processing
Section
FEB 27 2008
Washington, DC
104

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/08

OATH OR AFFIRMATION

I, George Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFR SECURITIES, INC., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GEORGE THOMAS SOTERAKIS
Notary Public, State of New York
No. 02SO6119312
Qualified in Nassau County
Commission Expires November 29, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MFR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Reynolds & Rowella LLP

TABLE OF CONTENTS

		Page(s)
INDEPENDENT AUDITOR'S REPORT		i
FINANCIAL STATEMENTS		
EXHIBIT A	Statement of Financial Condition as of December 31, 2007	ii
EXHIBIT B	Notes to Financial Statements	iii - v
SUPPLEMENTARY INFORMATION		
SCHEDULE 1	Computation of Net Capital and Aggregate Indebtedness as of December 31, 2007	vi
INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL		vii - viii

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
MFR Securities, Inc.

We have audited the accompanying statement of financial condition of MFR Securities, Inc. as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of MFR Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 6, 2008

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

EXHIBIT A

MFR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 635,883
Receivables from clearing brokers	139,960
Receivable from related party	2,494
Investments, at market	482,938
Office equipment, net of accumulated depreciation of $27,964	37,340
Prepaid expenses	35,006
Security deposits	122,355
TOTAL ASSETS	$ 1,455,976

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 222,460
Income taxes payable	13,676
Deferred rent	98,298
TOTAL LIABILITIES	334,434
STOCKHOLDER'S EQUITY	
Common stock, no par value, authorized issued, and outstanding 1,000 shares	2,000
Additional paid in capital	118,242
Retained earnings	1,001,300
TOTAL STOCKHOLDER'S EQUITY	1,121,542
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,455,976

See notes to financial statement.

EXHIBIT E

MFR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2007

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

MFR Securities, Inc., (the "Company"), a wholly - owned subsidiary of Maria Fiorini Ramirez, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the NASD. The Company's operations consist primarily of engaging in riskless principal transactions and providing investment-banking services.

Revenue Recognition

The Company records revenue from riskless principal transactions on the trade date. The Company records revenue from underwriting income at the close of the transaction.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at the time of purchase.

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office Equipment

Office equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation under the straight line method over a 5 to 7 year estimated life.

Income Taxes

The Company files a consolidated Federal income tax return with its Parent and combined state and local returns. Effective January 1, 2007 the Parent was granted S corporation status for Federal and New York State income taxes, so all taxes payable by the Company will be the responsibility of the shareholders on their personal returns. In previous years the Company reflected taxes in its financial statements computed as if it filed its taxes on a stand alone basis because they were taxed as a C corporation.

EXHIBIT E

MFR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2007

NOTE 2 – INVESTMENTS, AT MARKET

Investments, at market, at December 31, 2007 are comprised of a U.S. Treasury Bond of $122,947, which serves as a deposit per the Clearing Agreement and fixed income investments of $345,144. The Company also held shares of NASDAQ at a value of $14,847.

NOTE 3 - OPERATING LEASES

The Company leases office space under operating leases in New York and California that expire in September 2016 and August 2010, respectively. Rental payments are $20,589 per month for the New York office and $2,253 per month for the California office. On June 30, 2006, the Company entered into a sublease agreement, in which a portion of the New York office space is subleased through June 30, 2008 for approximately $9,100 per month. Occupancy expense, net of sublease income of approximately $108,000, for the year ended December 31, 2007 was approximately $118,000. Approximate future minimum lease payments are as follows:

December 31,	
2008	$ 273,000
2009	284,000
2010	286,000
2011	269,000
2012	269,000
Thereafter	1,101,000
	$2,482,000

NOTE 4 – RELATED PARTY

Effective July 1, 2006, the Company and the Parent entered into an expense allocation agreement. The agreement requires the Parent to pay the Company $5,300 per month for the use of the facilities, business insurance and professional services. The Company pays the Parent $1,700 for insurance benefits and telecommunications. During the year ended December 31, 2007, the Company charged the Parent $63,600 and the Parent charged the Company $20,400 for services provided under the agreement. At December 31, 2007, $-0- was due to the Company from the Parent. At December 31, 2007 the Company was owed $2,494 from an affiliate for reimbursable expenses.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined by FINRA, shall not exceed 15 to 1. At December 31, 2007, the Company's net capital and required net

NOTE 5 – NET CAPITAL REQUIREMENTS(continued)

capital were $905,320 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 37%.

NOTE 6 – OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. The clearing deposit is pursuant to this agreement.

NOTE 7– CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

In the normal course of business, the Company's customer activities involve execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 8 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 9 – MAJOR CUSTOMERS

The Company had five major customers in 2007 which accounted for a significant portion of riskless principal transactions.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

MFR SECURITIES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 1,121,542
Less nonallowable assets:	
Receivable from related party	2,494
Office equipment, net	37,340
Prepaid expenses	35,006
Security deposits	122,355
Total nonallowable assets	197,195
Blanket bond	4,000
NET CAPITAL BEFORE HAIRCUTS	920,347
Haircuts	15,027
NET CAPITAL	$ 905,320
NET CAPITAL REQUIREMENT	$ 50,000
EXCESS NET CAPITAL	$ 855,320
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 334,434
Percentage of aggregate indebtedness to net capital	37.00%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There was a material difference between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2007.

Net Capital per unaudited Form X-17A-5	$ 725,410
Audit adjustment for reversal of a tax accrual	179,910
Audited Net Capital	$ 905,320

Except as noted in the above reconcilaition, there are no material differences between the above calcualtion and the calculation included in the Company's unaudited Focus report as of December 31, 2007, as amended February 20, 2008

See Auditor's Report.

MFR SECURITIES, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON INTERNAL CONTROL

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors
MFR Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of MFR Securities, Inc. (the "Company"), for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining its internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 6, 2008

END